Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

July 25, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

By letter dated July 15, 2019, I advised you that the Exchange had received a copy of the Registrant's application on Form F-1/A from Biophytis S.A. (the "Registrant") for the registration of the following securities:

American Depository Shares, each representing 10 ordinary shares

The Exchange had approved the security for listing and registration upon official notice of issuance.

Since then, we have been advised that the company has determined not to proceed with the offering at this time. Accordingly, we hereby withdraw our earlier certification of approval.

Sincerely,



William Slattery